Exhibit 99.3
STATS ChipPAC Ltd.
Reg No.: 199407932D
APPENDIX
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 5, 2010. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our second quarter of 2010 ended on June 27, 2010, while our second quarter of 2009 and fiscal year 2009 ended on June 28, 2009 and December 27, 2009, respectively. References to “US$” are to the lawful currency of the United States of America. The closing rate appearing on Reuters on June 27, 2010 was 1,212.00 South Korean Won per US$1.00 for cable transfers in South Korean Won and 32.05 New Taiwan Dollar per US$1.00 for cable transfers in New Taiwan Dollars (or “NT$”). For your convenience, unless otherwise indicated, certain South Korean Won and New Taiwan Dollar amounts have been translated into U.S. Dollar amounts based on these exchange rates. Unless otherwise specified or the context requires, the terms “STATS ChipPAC,” “Company,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries.
Business Overview
We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications and consumer markets. Our services include:
•	Packaging services: providing leaded, laminate, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive devices and wafer bumping services for flip-chip and wafer level CSPs. As part of customer support on packaging services, we also offer package design; electrical, mechanical and thermal simulation; measurement and design of lead-frames and laminate substrates;
•	Test services: including wafer probe and final testing on a diverse selection of test platforms covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal, radio frequency, analog and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack, and tape and reel; and
•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
We are among the leaders in providing advanced package technology, such as flip-chip, wafer level, stacked die and System-in-Package. We are also among the leaders in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications and consumer applications. We have strong expertise in testing a wide range of high-performance digital devices.
We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their individual needs.
We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Thailand and Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation). We also have a test pre-production facility in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.
Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company as of June 27, 2010. Temasek, a private limited company incorporated in Singapore, is wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body constituted by the Minister for Finance (Incorporation) Act (Cap. 183).

Global Market Conditions
The United States and other countries have experienced difficult economic conditions, including unprecedented financial market disruption. The downturn in the global economy and the semiconductor markets that accelerated during the second half of 2008 and continued well into 2009 have adversely affected, and we expect will continue to affect, demand for our products and services. The semiconductor industry recovered on a faster pace during the second half of 2009, and continues to grow in 2010 driven by new demands from the computing, communication and consumer convergent products, as well as low inventory level in the semiconductor supply chain. However, the uncertainty in global economic conditions remains and there can be no assurance that global economic conditions will improve, which may make it difficult for our customers to accurately forecast and plan for future business activities. A sustained global economic slowdown and downturn in the semiconductor industry would have a material adverse effect on our results of operations, cash flow, financial position and/or prospects.
Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations may impact economic activity and our results of operations. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain financing for our operations or investments.
Tender offer of Existing Notes, Private Placement of New Notes and Proposed Capital Reduction
The Company has today announced that it has commenced a cash tender offer and consent solicitation in respect of its $213.0 million of 6.75% Senior Notes due 2011 (“Existing Notes”) and is concurrently offering senior notes (“New Notes”) in a private placement in furtherance of its capital reduction plans, details of which are contained in a separate press release.
These materials do not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements. The Company has not registered and does not intend to register any part of the proposed offering of New Notes in the United States. These materials also do not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Existing Notes.
Results of Operations
Three and six months ended June 27, 2010 compared to three and six months ended June 28, 2009
Net Revenues
We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were US$435.3 million and US$823.3 million in the three and six months ended June 27, 2010, respectively, an increase of 35.7% and 52.1% compared to US$320.7 million and US$541.2 million in the three and six months ended June 28, 2009, respectively. The increase in net revenues in the three and six months ended June 27, 2010 compared to the same periods in 2009, respectively was primarily due to continued improvement in the semiconductor industry.
In the three and six months ended June 27, 2010, unit volumes of our total packaging were 45.6% and 68.2% higher compared to the same periods in 2009, respectively. Average selling prices declined by 9.7% and 12.6% in the three and six months ended June 27, 2010 compared to the same periods in 2009, respectively, due to product mix change and price decrease. These resulted in a net increase of our packaging revenues in the three and six months ended June 27, 2010 by 31.5% and 47.2% to US$308.8 million and US$583.5 million, respectively, compared to the same periods in 2009. Revenue from test services in the three and six months ended June 27, 2010 increased 20.8% and 36.7% to US$89.0 million and US$175.0 million, respectively, compared to the same periods in 2009. Revenue from wafer level processing and other services in the three and six months ended June 27, 2010 increased 207.4% and 283.3% to US$37.5 million and US$64.8 million, respectively, compared to the same periods in 2009. Previously, we have reported revenue from wafer level processing and other services together with revenue from test services as revenue from test and other services. Commencing with the three and six months ended June 30, 2010, we are reporting revenue from wafer level processing and other services separately from revenue from test services as a result of an increase in revenue from wafer level processing. We have similarly disclosed revenue from revenue from wafer level processing and other services separately from revenue from test services for the three and six months ended June 30, 2009 for comparative purposes.
In the three and six months ended June 27, 2010, revenue contribution from the communications market decreased 1.8% and 0.2% over the same periods in 2009 to US$224.1 million and US$427.0 million, respectively, and represented 51.5% and 51.9% of our revenues in the three and six months ended June 27, 2010, respectively. Revenue contribution from consumer, multi-applications and other markets in the three and six months ended June 27, 2010 increased 3.2% and decreased 0.2% compared to the same periods in 2009 to US$141.0 million and US$266.3 million, respectively, and represented 32.4% and 32.3% of our revenues in the three and six months ended June 27, 2010, respectively. Revenue contribution from the personal computer market in the three and six months ended June 27, 2010 decreased 1.4% and increased 0.4% to US$70.2 million and US$130.0 million over the same periods in 2009, respectively, and represented 16.1% and 15.8% of our revenues in the three and six months ended June 27, 2010, respectively. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.

Gross Profit
Gross profit in the three and six months ended June 27, 2010 was US$93.6 million and US$171.3 million, compared to US$48.4 million and US$46.2 million in the three and six months ended June 28, 2009, respectively. Gross profit as a percentage of revenues was 21.5% and 20.8% in the three and six months ended June 27, 2010, compared to 15.1% and 8.5% in the three and six months ended June 28, 2009, respectively. In the three and six months ended June 27, 2010, gross profit increased primarily due to higher net revenues, richer product mix and higher savings from our cost reduction efforts. Overall equipment utilization was approximately 67% in the three months ended June 27, 2010 compared to 51% in the three months ended June 28, 2009. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate and gold prices which affected our cost of materials.
Selling, General and Administrative
Selling, general and administrative expenses were US$25.4 million and US$48.0 million in the three and six months ended June 27, 2010, an increase of 8.1% and 8.8% compared to US$23.5 million and US$44.1 million in the three and six months ended June 28, 2009, respectively. In the three and six months ended June 28, 2009, selling, general and administrative expenses were lower primarily due to mandatory shutdowns and vacations. As a percentage of revenues, selling, general and administrative expenses were 5.8% and 5.8% in the three and six months ended June 27, 2010 compared to 7.3% and 8.2% in the three and six months ended June 28, 2009, respectively.
Research and Development
Research and development expenses were US$12.3 million and US$23.8 million in the three and six months ended June 27, 2010 compared to US$9.8 million and US$17.4 million in the three and six months ended June 28, 2009, respectively. The increase in research and development expenses in the three and six months ended June 27, 2010 was primarily due to an increase in research and development activities in advanced packaging in the three and six months ended June 27, 2010 and lower research and development expenses during the three and six months ended June 28, 2009 resulted from longer mandatory shutdowns and vacations. As a percentage of revenues, research and development expenses were 2.8% and 2.9% in the three and six months ended June 27, 2010, compared to 3.0% and 3.2% in the three and six months ended June 28, 2009, respectively.
Restructuring Charges
No restructuring charges were incurred in the three and six months ended June 27, 2010. In the three months ended March 29, 2009, we recorded severance and related charges of US$12.9 million in connection with our restructuring plan involving the reduction of approximately 600 employees, representing approximately 5% of our global workforce. We implemented the restructuring plan to reduce our operating costs in response to the severe operating environment during that period and to realign our organization’s structure and efficiency.
Net Interest Income (Expense)
Net interest expense was US$7.0 million and US$14.0 million in the three and six months ended June 27, 2010, compared to US$7.3 million and US$14.6 million in the three and six months ended June 28, 2009, respectively. Interest income was US$0.5 million and US$0.9 million in the three and six months ended June 27, 2010, compared to US$0.5 million and US$1.1 million in the three and six months ended June 28, 2009, respectively. The decrease in interest income in the three and six months ended June 27, 2010 was primarily due to lower interest rates in the three and six months ended June 27, 2010 compared to the same periods in 2009, respectively.
Interest expense was US$7.5 million and US$14.9 million in the three and six months ended June 27, 2010, compared to US$7.8 million and US$15.7 million in the three and six months ended June 28, 2009. The decrease in interest expense was primarily due to our repayment of US$10.0 million of our 6.0% promissory notes to LSI Corporation (“LSI”) in October 2009, and the repurchase of US$2.0 million of our 6.75% Senior Notes due 2011 in March 2009. Total outstanding interest-bearing debt was US$451.4 million and US$467.2 million as of June 27, 2010 and June 28, 2009, respectively.
Foreign Currency Exchange Gain (Loss)
Net foreign currency exchange loss was US$1.1 million and US$2.0 million in the three and six months ended June 27, 2010, compared to US$5.0 million and US$3.0 million in the three and six months ended June 28, 2009, respectively. These non-cash losses were due primarily to the fluctuations during the three and six months ended June 27, 2010 compared to the same periods in 2009, respectively, between the exchange rate of the U.S. dollar and the South Korean Won, the Singapore dollar, the Malaysian Ringgit, the Chinese Renminbi and the Thai Baht.
Other Non-Operating Income (Expense), Net
Net other non-operating income was US$0.04 million and US$0.2 million in the three and six months ended June 27, 2010, compared to net other non-operating income (expense) of US$0.1 million and US$(2.3) million in the three and six months ended June 28, 2009, respectively. The non-operating expense in the three and six months ended June 28, 2009 was primarily due to the expenses related to our previously disclosed aborted capital reduction and debt financing in 2008.
Income Tax Expense
Our consolidated income tax expense was US$8.9 million and US$15.9 million in the three and six months ended June 27, 2010, compared to US$0.4 million and US$0.8 million in the three and six months ended June 28, 2009, respectively, based on the mix of tax rates and taxable income across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan, Thailand and the United States.

The US$8.9 million and US$15.9 million tax expense in the three months and six months ended June 27, 2010 included tax benefit adjustments to the effective tax rate related to US$2.6 million and US$1.8 million of liability for unrecognized tax benefits for uncertain tax positions in the three and six months ended June 27, 2010, respectively, compared to tax expense adjustments of US$0.3 million and US$0.2 million in the three and six months ended June 28, 2009, respectively.
We recognize interest and penalties related to the unrecognized tax benefit in income tax expense. As of June 27, 2010, we do not have any accrued interest and penalties.
Balance Sheet
Total Group assets increased US$98.8 million to US$2,525.7 million mainly due to an increase in accounts receivables by US$46.7 million, property, plant and equipment by US$34.7 million, and cash, cash equivalents and marketable securities by US$12.9 million.
The increase in accounts receivable was due to higher net revenues. The increase in property, plant and equipment is mainly due to expansion in our wafer level packaging and 300mm eWLB manufacturing capacity. The increase in cash and cash equivalents was mainly due higher net revenues offset by cash used in investing and financing activities.
Total Group liabilities increased US$31.8 million to US$835.2 million mainly due to an increase in accounts payables, payables related to property, plant and equipment purchases, and other payables by US$30.4 million in the aggregate and US$6.5 million in other non-current liabilities, partially offset by a decrease in total debts by US$6.6 million. The increase in accounts payables, payables related to property, plant and equipment purchases, and other payables is due to increased purchase of property, plant and equipment.
Total shareholders’ equity attributable to STATS ChipPAC Ltd. increased by US$65.0 million to US$1,629.7 million mainly due to a net income of US$64.8 million recorded in the six months ended June 27, 2010.
Liquidity and Capital Resources
Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of June 27, 2010, we had cash, cash equivalents and marketable securities of US$381.1 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of US$521.1 million, of which US$89.7 million was utilized as of June 27, 2010. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities and service offerings. Depending on business conditions, we expect our capital expenditures in 2010 to increase from our previous estimate of US$200 million to approximately US$270 million due to improved business outlook. We spent US$67.7 million and US$167.0 million on capital expenditures in the three and six months ended June 27, 2010, compared to US$32.4 million and US$41.8 million in the same periods in 2009. Our capital expenditure in the three and six months ended June 27, 2010 was higher over the same periods in 2009 as we expanded our wafer level packaging and 300mm embedded Wafer-Level Ball Grid Array (eWLB) manufacturing capacity.
In July 2010, we repaid the US$50.0 million loan with Bank of America. We funded the repayment with cash on hand.
In May 2010, we obtained a term loan facility of US$360.0 million with a syndicate of lenders. The loan drawdown must be made within 6 months from the date of the facility agreement but no later than November 15, 2010. No drawdown has been made for this facility as of June 27, 2010. On July 19, 2010, we drew down US$150.0 million to finance the redemption of the 7.5% Senior Notes due 2010 at maturity on July 19, 2010.
In September 2009, STATS ChipPAC Korea Ltd. obtained a short term loan facility from DBS Bank Ltd with a credit limit of US$25.0 million. No drawdown has been made from this facility as of June 27, 2010.
In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of US$15.0 million. US$6.0 million was drawn down under this credit facility over two loan tranches of US$3.0 million each. The principal of the two loan tranches of US$3.0 million each that were due to mature in June 2010 were rolled forward to a maturity date in June 2011. As of June 27, 2010, US$6.0 million was outstanding under this credit facility.
In March 2009, we repurchased US$2.0 million aggregate principal amount of our US$215.0 million 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). We funded the repurchase of these senior notes with our existing cash on hand. We have deposited the repurchased US$2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, those senior notes have thereupon ceased to be outstanding or to accrue interest in our financial statements.
In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately US$100.0 million. We funded the initial payment of US$50.0 million of the aggregate purchase consideration with our working capital, including our cash and cash equivalents, and issued a promissory note bearing interest of 6.0% per annum for the balance US$46.8 million purchase price, after taking into account a contractual net-off of US$3.2 million of receivables from LSI. The promissory note is payable over four annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million commencing October 2, 2008. The first and second annual installment of US$20.0 million and US$10.0 million were paid to LSI in 2008 and 2009, respectively. As of June 27, 2010, the amount payable to LSI under the promissory note was US$16.8 million.
We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, as well as debt service repayment obligations for the next 12 months. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing. We may also from time to time seek to refinance our outstanding debt, or retire or purchase our outstanding debt through cash purchases and/or exchanges for securities, in the open market purchases, privately negotiated transactions or otherwise. From time to time, we may make acquisitions of, or investments in, other companies and businesses that we believe could expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Such additional financing, refinancing, repurchases, exchanges, acquisitions or investments, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
Under the global market conditions as discussed above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If the market conditions deteriorate, there can be no assurance that demand for our services will not be adversely affected, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of a downturn in the market conditions generally or the semiconductor industry or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
As of June 27, 2010, our total debt outstanding consisted of US$451.4 million of borrowings, which included US$150.0 million of our 7.5% Senior Notes due 2010, US$213.0 million of our 6.75% Senior Notes due 2011, and other long-term and short-term borrowings.
On July 19, 2010, we redeemed US$150.0 million of our 7.5% Senior Notes due 2010 at maturity. We financed the redemption with a drawdown of US$150.0 million from our US$360.0 million term loan facility.
On May 18, 2010, we obtained a senior credit facility of US$360.0 million with a syndicated group of lenders. The credit facility is guaranteed by all of our material wholly-owned subsidiaries other than our China subsidiaries and will mature in May 2013. During the tenor of the credit facility, we will be required to repay 5% of the principal amount of the credit facility on each of the first two semiannual payment dates, 10% of the principal amount of the credit facility on the third semiannual payment date, 15% of the credit facility on each of the fourth and fifth semiannual payment dates, and the remaining 50% of the principal amount of the credit facility on the sixth (and final) semiannual payment date. The interest rate payable under the credit facility will be determined by reference to LIBOR plus an applicable margin based on our then-applicable leverage ratio. The agreement governing the credit facility contains provisions relating to optional prepayment, mandatory prepayment, representations, affirmative and negative covenants and events of default. The loan drawdown must be made within 6 months from the date of the facility agreement but no later than November 15, 2010. We incurred deferred debt issuance cost of approximately $11.5 million in syndication, legal and other costs during the three months ended June 27, 2010. As of June 27, 2010, we have not utilized the term loan facility. On July 19, 2010, we made a drawdown of US$150.0 million from the credit facility to finance the redemption upon maturity of the 7.5% Senior Notes due 2010.
In September 2009, STATS ChipPAC Korea Ltd. obtained a US$25.0 million short term loan facility with DBS Bank Ltd. No draw down has been made from this facility as of June 27, 2010.
In June 2009, STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications Co., Ltd. with a credit limit of US$15.0 million. US$6.0 million was drawn down under this credit facility over two loan tranches of US$3.0 million each. Interest on the two loan tranches of US$3.0 million each was payable on a quarterly basis. In June 2010, STATS ChipPAC Shanghai Co., Ltd. renewed the facility with a credit limit of US$6.0 million. The two loan tranches of US$3.0 million each that were due to mature in June 2010 were rolled forward to a maturity date in June 2011. As of June 27, 2010, US$6.0 million was outstanding under this credit facility. Interest on the loan is payable on a quarterly basis. The loan bears interest at a floating rate which, as of June 27, 2010, was 4.2% per annum.
In March 2009, we repurchased US$2.0 million aggregate principal amount of our 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). We funded the repurchase of these senior notes with our existing cash on hand. As a result, we recognized a gain on repurchase of senior notes of US$0.3 million in the first quarter of 2009.
In October 2007, we issued a promissory note carrying interest, payable annually, of 6.0% per annum to LSI in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting off of certain receivables from LSI of US$3.2 million amounted to US$16.8 million as of December 27, 2009. The promissory note is payable in annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million over four years commencing October 2, 2008. The first and second annual installment of US$20.0 million and US$10.0 million, were paid to LSI in 2008 and 2009, respectively. As of June 27, 2010, the amount payable to LSI under the promissory note was US$16.8 million.
STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately US$112.3 million based on exchange rate as of June 27, 2010) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility ceased to be available for further drawdown. STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately US$21.8 million based on exchange rate as of June 27, 2010) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately US$18.7 million based on exchange rate as of June 27, 2010) loan with new credit facilities of NT$873.0 million (approximately US$27.2 million as of June 27, 2010) obtained from various bank and financial institutions. In the three months ended March 28, 2010, STATS ChipPAC Taiwan Semiconductor Corporation early repaid NT$200.0 million (approximately US$6.2 million based on exchange rate as of June 27, 2010) of loan outstanding under these credit facilities. As of June 27, 2010, NT$423.0 million (approximately US$13.2 million based on exchange rate as of June 27, 2010) of loan under these credit facilities was outstanding. These credit facilities have floating interest rates which, as of June 27, 2010, ranged from 1.7% to 1.8% per annum and maturities ranging from May 2011 to May 2012.
Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately US$9.4 million as of June 27, 2010) credit facility with Mega Bank of which NT$76.6 million (approximately US$2.4 million based on exchange rate as of June 27, 2010) borrowing was outstanding as of June 27, 2010. This credit facility has a floating interest rate which, as of June 27, 2010 was 1.7% per annum and expires in August 2012. This loan is secured by a pledge of land and building with a combined net book value of US$6.3 million as of June 27, 2010.
We had a line of credit from Bank of America with a credit limit of US$50.0 million, of which US$50.0 million was outstanding as of March 28, 2010, over two loan tranches of US$25.0 million each. The principal of and interest on the two loan tranches of US$25.0 million each were payable at maturity in June 2010 and July 2010, respectively. Both loan tranches bore interest at the rate of 1.68% per annum. We rolled forward the loan tranche that was due to mature in June 2010 for an aggregate of 9 days and both tranches were repaid in July 2010. We funded the repayment with cash on hand.
At June 27, 2010, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of US$34.5 million with financial institutions.
Off-Balance Sheet Arrangements
We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements and purchase obligations. Our total off-balance sheet obligations were approximately US$221.3 million as of June 27, 2010.

Contractual Obligations
     Our total commitments on our loans, operating leases, other obligations and agreements as of June 27, 2010 were as follows:

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
On balance sheet commitments:
7.5% Senior Notes due 2010 (1)(2)	150,000	—	—	—	150,000
6.75% Senior Notes due 2011 (2)	—	213,000	—	—	213,000
6% promissory note (2)	10,000	6,800	—	—	16,800
Long-term loans (2)	11,155	4,454	—	—	15,609
Short-term loans (2)	56,000	—	—	—	56,000
Retirement benefits	552	733	962	7,823	10,070
Other non-current liabilities (3)	—	—	—	—	—

Total on balance sheet commitments	227,707	224,987	962	7,823	461,479

Off balance sheet commitments:
Operating leases	14,869	18,700	14,797	15,337	63,703
Royalty/ licensing agreements	10,679	20,764	20,221	136	51,800
Purchase obligations:
- Capital commitments	80,750	—	—	—	80,750
- Inventory purchase commitments	25,092	—	—	—	25,092

Total off balance sheet commitments	131,390	39,464	35,018	15,473	221,345

Total commitments	359,097	264,451	35,980	23,296	682,824

Notes:

(1)	On May 18, 2010, we obtained a US$360.0 million term loan facility with a syndicated group of lenders. We drew down US$150.0 million on July 19, 2010 from the credit facility to finance the redemption upon maturity of the 7.5% Senior Notes due 2010 on July 19, 2010. As of June 27, 2010, the 7.5% Senior Notes due 2010 expected to be refinanced were classified as non-current liabilities.

(2)	Our senior notes, promissory note payable, short-term and long-term loans agreements contain provisions for the payment of interest either on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year and 1-3 years amount to US$21.3 million and US$7.5 million, respectively.

(3)	Our other non-current liabilities as of June 27, 2010 were US$65.8 million, including US$10.1 million related to non-current retirement benefits for our employees in Malaysia and Thailand. Also included in the other non-current liabilities is US$2.7 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments.

Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, our Company, STATS ChipPAC Inc., (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, Inc., which agreement has been assigned by ChipPAC, Inc. to our Company.
     In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the Federal District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, the ITC issued a limited exclusion order in May 2009 preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The respondents in the First ITC Investigation appealed to the U.S. Court of Appeals and the appeal is pending. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
     In May 2008, the ITC instituted an investigation (the “Second ITC Investigation”) of our Company and other semiconductor package assembly service providers that are included in the California Litigation. In the Second ITC Investigation, Tessera sought an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera sought a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleged infringement of three of the same patents asserted by Tessera in the California Litigation. Our Company responded to the complaint in June 2008. In February 2009, the Second ITC Investigation was stayed pending the outcome of the First ITC Investigation. In March 2009, Tessera moved to terminate the Second ITC Investigation. In August 2009, the ITC issued a final determination terminating the Second ITC Investigation.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (“PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation, the total costs of resolving the California Litigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. It is also not possible to predict the outcome of the PTO proceedings or their impact on the California Litigation or the First ITC Investigation.
     We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our products or processes infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our products and/or processes. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.
     Our Company also, from time to time, receives from customers request for indemnification against pending or threatened infringement claims brought against such customers, such as the Tessera cases described above. The resolution of any future allegation or request for indemnification could have a material adverse effect on the Company’s business, financial condition and results of operations.
     In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.

Cash Flows From Operating Activities
     In the three and six months ended June 27, 2010, cash provided by operations was US$98.2 million and US$166.8 million compared to cash used in operations of US$39.0 million and US$25.4 million in the three and six months ended June 28, 2009, respectively. Cash provided by operations is calculated by adjusting our net (loss) income by non-cash related items such as depreciation and amortization, amortization of debt issuance cost, loss or gain from sale of assets, gain from repurchase of senior notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, net income (loss) attributable to noncontrolling interest, share of equity income and by changes in assets and liabilities. In the three and six months ended June 27, 2010, non-cash related items included US$69.4 million and US$137.2 million, respectively, related to depreciation and amortization (including amortization of capitalized debt issuance costs), US$0.1 million and US$0.4 million, respectively, gain from the sale of equipment, US$0.3 million and US$1.7 million, respectively, from foreign currency exchange losses, US$5.7 million and US$9.7 million, respectively, from deferred taxes, US$2.1 million and US$3.3 million, respectively, from net income attributable to the noncontrolling interest of one of our subsidiaries and US$0.4 million and US$0.4 million equity income, respectively, from equity investment.
     In the three and six months ended June 28, 2009, non-cash related items included US$67.3 million and US$134.0 million, respectively, related to depreciation and amortization (including amortization of capitalized debt issuance costs), US$0.6 million and US$0.2 million losses, respectively, from the sale of equipment, nil and US$0.3 million gains, respectively, from repurchase of senior notes, US$0.4 million and US$(0.05) million, respectively, from foreign currency exchange loss (gain), US$0.1 million and US$0.3 million, respectively, related to share-based compensation expense, US$1.0 million and US$1.1 million, respectively, from deferred taxes, US$0.01 million net gain and US$1.3 million from net loss, respectively, attributable to the noncontrolling interest of one of our subsidiaries and US$0.3 million and US$1.3 million equity loss, respectively, from equity investment.
     Working capital uses of cash for the three months ended June 27, 2010 included increases in accounts receivables, amount due from affiliates, inventories and other receivables, prepaid expenses and other assets. Working capital source of cash for the three months ended June 27, 2010 included increases in accounts payable, accrued operating expenses and other payables and amount due to affiliates. Working capital uses of cash for the six months ended June 27, 2010 included increases in accounts receivables, inventories and other receivables, prepaid expenses and other assets. Working capital source of cash for the six months ended June 27, 2010 included increases in accounts payable, accrued operating expenses and other payables and amount due to affiliates, and decreases in amount due from affiliates. Accounts receivables were higher compared to December 27, 2009 due to higher net revenues. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 27, 2009 primarily due to timing of quarterly purchases.
Cash Flows From Investing Activities
     In the three and six months ended June 27, 2010, cash used in investing activities was US$87.8 million and US$161.5 million compared to US$9.9 million and US$42.4 million in the three and six months ended June 28, 2009, respectively. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of US$78.1 million and US$144.3 million, respectively, in the three and six months ended June 27, 2010 compared to US$21.2 million and US$45.5 million, respectively, during the same period in 2009. In the three and six months ended June 27, 2010, we received nil, compared to US$0.01 million and US$0.5 million, respectively, in the same period in 2009, of proceeds from sale of assets held for sale. In the three and six months ended June 27, 2010, we invested US$1.3 million and US$3.7 million, respectively, compared to US$1.2 million and US$2.8 million, respectively, in the same period in 2009, in the acquisition of software, licenses and other intangible assets. In the three and six months ended June 27, 2010, we purchased marketable securities of US$8.6 million and US$16.7 million, respectively, compared to US$6.8 million and US$29.3 million, respectively, in the same period in 2009. In the three and six months ended June 27, 2010, we received proceeds from the sale and maturity of our marketable securities of nil and US$3.1 million, respectively, compared to US$19.1 million and US$34.4 million in the same period in 2009, respectively.
Cash Flows From Financing Activities
     In the three and six months ended June 27, 2010, cash used in financing activities was US$0.5 million and US$(6.8) million, respectively, compared to US$0.3 million and US$6.3 million in the three and six months ended June 28, 2009, respectively. In the three and six months ended June 27, 2010, US$6.0 million of borrowings were incurred, and US$6.3 million and US$12.8 million of our borrowings were repaid, respectively. In the three and six months ended June 28, 2009, US$18.8 million and US$23.8 million of borrowings, respectively, were incurred and US$19.1 million and US$28.1 million of our borrowings were repaid, respectively. In the three months ended March 29, 2009, we repurchased US$2.0 million aggregate principal amount of our US$215.0 million 6.75% Senior Notes due 2011 (excluding interest) at an aggregate consideration of US$1.7 million.